Phone:	(212) 885-5442

Fax:	(212) 885-5001

Email:	bshiffman@blankrome.com

November 16, 2005

BY EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Israel Growth Partners Acquisition Corp.
Registration Statement on Form S-1
Filed September 15, 2005
File No. 333-128355

Dear Mr. Reynolds:

On behalf of Israel Growth Partners Acquisition Corp. (“Company”), we respond as follows to the Staff’s comments received on October 21, 2005 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the initial filing. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to William Bennett. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

Mr. John Reynolds

November 16, 2005

1.	Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

The amount of compensation to be allowed or paid to the underwriters is currently being reviewed by the NASD and has not been cleared at this time. We will provide you with a copy of the NASD letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

2.	Tell us the factors you considered in determining to value this offering at $51,710,000 and offer the Series A units at $10.50 per unit and the Series B units at $10.10 per unit. What factors did you consider when determining that you might need $46,460,000 in the trust fund to effect the business combination contemplated by the registration statement? Discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have “a specific business combination under consideration” but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company’s corporate existence was established on August 1, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Israel Growth Partners Acquisition Corp. Given management’s extensive and high-level experience in the technology sector and in various business affairs within and related to Israel, as well as certain of your affiliates’ relationship with Mercator Partners Acquisition Corp. (“Mercator”), a blank check company that recently completed an IPO, the precise nature of management’s knowledge about its ability to effect a combination with a company affiliated with Israel whose fair market value is equal to at least 80% of the company’s net assets may be material information for which appropriate disclosure is required. We may have further comment.

Initially, the Company wishes to bring to the attention of the Staff that, as set forth in the Registration Statement, the Company has not identified or been provided with the identity of, or

Mr. John Reynolds

November 16, 2005

had any direct or indirect contact with, potential acquisition candidates, and will not engage in any such activities prior to the consummation of the offering and, in this regard, has not done an analysis of the costs involved in the acquisition of any specific target businesses.

Supplementally, in determining to value the offering at $51,710,000, the Company and the underwriters considered the viable size ranges of a target business for which the Company could reasonably be expected to complete a successful acquisition following the offering. It was determined that if the Company were to seek to complete an offering that is significantly less than this offering, the Company would encounter significant competition from venture capital firms for target businesses. Alternatively, if the Company were to seek to complete an offering that is significantly larger than this offering, the Company would have materially greater funds in the trust fund and the size of the business combination it would seek to complete would have to be significantly larger. In such case, the Company and the underwriters believe that the likelihood that the Company would be competing with larger leveraged buy-out firms for target businesses would be significant. The Company believes it would be at a competitive disadvantage with such larger leveraged buy-out firms because such firms would generally be able to complete a transaction more quickly than the Company, since the Company must have a business combination approved by a majority of the Class B common stockholders cast at a meeting. If choosing between a competing bid from the Company and a leveraged buy-out firm, such target business may be less inclined to take the risk that the Company’s Class B stockholders will not approve the transaction. The Company also considered that larger target businesses would likely have other exit strategies available to them, such as buyouts, direct financing sources and credit facilities.

3.	We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view towards disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney of the registrant have been involved; the Securities Act Form the companies’ filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank check companies have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format.

None of the officers, directors, principals or affiliates (other than as disclosed in the Prospectus under the caption “Management – Prior and Present Involvement of Senior Advisors

Mr. John Reynolds

November 16, 2005

and Warrantholders of Blank check Companies”) of the Company has had any prior involvement in blank check companies. The Company has selected its underwriters, and the Company has selected its counsel, based in part on such firms’ experience in the area of public offerings in general and blank check offerings in particular, which latter experience is set forth on Schedule A attached hereto.

4.	We note that the company has marked the box on the registration statement facing page indicating that delivery of the prospectus is expected to be made in compliance with Rule 434. Please supplementally discuss the circumstances in which the company intends to utilize the provisions of Rule 434 and how the company intends to comply with the requirements of Rule 434.

This box was inadvertently marked, and the facing page has been revised to delete such marking.

5.	Please clarify, in the forepart of the prospectus, whether the officers and directors can purchase Series A units in the offering or in the open market.

The Company has clarified, on page 4 of the prospectus, that its officers and directors can purchase Series A units in the offering or in the open market.

Statement Facing Page

6.	The registration statement fee table indicates that you are registering 2,475,000 Class W warrants and 2,475,000 Class Z warrants that were previously issued to your officers, directors and advisors. Registration of such warrants would appear to constitute a secondary offering by these shareholders. Please advise and amend your registration statement as appropriate to reflect this fact. We may have further comment.

None of the warrants referenced in the comment were intended to be part of the initial public offering and the Company will not receive any proceeds from the resale of such warrants by the holders thereof. These warrants were included in the registration statement as a matter of administrative convenience, since there is an obligation to register such warrants for resale at some point. However, we understand how their inclusion in this Registration Statement may cause confusion and, accordingly, we have removed the 2,475,000 Class W and 2,475,000 Class Z warrants from this registration.

Mr. John Reynolds

November 16, 2005

7.	We are unable to locate the shares of common stock underlying the Series A and Series B units. Please advise or revise.

We have revised the registration fee table to include the common stock, Class B common stock, Class W warrants and Class Z warrants underlying the Series A units and Series B units, as well as the common stock, Class B common stock, Class W warrants and Class Z warrants underlying the Series A units and Series B units issuable upon exercise of the representative’s purchase option (“UPO”). Pursuant to Rule 457(i), no additional registration fee is owed with respect to such securities, since the common stock, Class B common stock, Class W warrants and Class Z warrants are included as part of such Series A units and Series B units and the Company will receive no additional proceeds upon the separation of the units.

8.	We note that the registration statement covers “any additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction.” Please revise the disclosure to state that the additional shares of common stock may be offered or issued “to prevent dilution resulting from stock splits, stock dividends or similar transactions.”

We have revised the Rule 416 disclosure in footnote (4) to the registration fee table to clarify that the additional shares of common stock referred to therein may be offered or issued “to prevent dilution resulting from stock splits, stock dividends or similar transactions”.

Prospectus Cover Page

9.	Please revise your cover page to 10 point roman type. See Rule 420.

We have revised the cover page to 10 point roman type.

10.	Please revise the first paragraph to indicate the offering price per unit.

We have revised the first paragraph of the cover page to indicate that the Series A units are being offered at a price of $10.50 per unit and the Series B units are being offered at a price of $10.10 per unit.

11.	Limit your disclosure to only that information required by Item 501 of Regulation S-B. We specifically refer you to disclosure referencing the unit symbols and the disclosure that the units, common stock and warrants will be quoted on the OTC Bulletin Board.

Mr. John Reynolds

November 16, 2005

We have revised the cover page so that it is limited to one page as required by Item 501 of Regulation S-B. We note, however, that Item 501(b)(4) only requires registrants to state whether any national securities exchange or other Nasdaq Stock Market lists the securities offered, naming the particular market(s) and identifying the trading symbol(s) for the securities. We are not aware of any prohibition from providing similar information for securities which will be listed on the OTC Bulletin Board upon the effectiveness of the offering. Moreover, we believe that this information is material to investors and, as a result, have not removed such disclosure from the prospectus cover.

Prospectus Summary, page 1

12.	Much of the disclosure provided in the first several paragraphs relates to the technology industry. If you intend to focus on this sector, this fact should be disclosed on the cover page, in the Summary and in the Business section, along with an appropriate discussion of this industry. If you do not intend to focus on the technology sector, we are confused why you have included disclosure specifically addressing such sector in the Summary.

The Company does not believe that the disclosure in the sections titled “Prospectus Summary” or “Proposed Business” focuses on the technology sector. Rather, the disclosure merely describes market conditions in Israel and opportunities for operating companies and acquisition targets, as well as why investors might be interested in an investment in a company focusing on the Israeli marketplace. Accordingly, the Company believes the disclosure is appropriate and no additional disclosure is necessary. Further, the Company believes that any additional disclosure targeting a specific sector would inappropriately imply that the Company’s search will be more narrow in focus than is intended.

13.	You state that you have not engaged or retained any agent or other representative to identify or locate an acquisition candidate. Clarify this statement by also disclosing the fact that HCFP/Brenner has been engaged to act as your investment banker in a business combination.

The requested disclosure has been added to the “Prospectus Summary” on page 1 pf the prospectus.

Mr. John Reynolds

November 16, 2005

14.	Clarify whether the “Current Report on Form 8-K” will be distributed to unit holders.

The requested disclosure has been added to the “Prospectus Summary” on page 4 of the prospectus.

15.	We note you cross-reference the section “Class Z Warrants - Redemption” to describe how the redemption criteria were established. Revise the registration statement to delete the use of cross-references from the forepart of the prospectus including the disclosure in the risk factors section except for the cross-reference to the risk factors on the cover page.

The cross-references in the forepart of the prospectus have been removed as requested.

16.	Please include the proposed OTCBB symbols for your shares of common stock and warrants.

Applicable line items have been added to the “Prospectus Summary” on page 6. The blanks contained therein will be filled in with the actual OTCBB symbols in the final prospectus.

17.	You disclose under “Limited payments to insiders” that no fees or cash payments will be paid to any existing shareholders, officers, directors or affiliates prior to a business combination. This disclosure suggests that fees or cash payments may or will be made to such persons following a business combination. Please clarify.

The only fees or cash payments the Company’s insiders would receive following a business combination would be for any services they may render to the Company following the business combination. Such services, whether rendered in an employment or consulting relationship, would only be rendered if and as requested by the Company following a business combination. For example, the Company’s executive officers may remain with the Company in senior management or advisory positions following a business combination, but would only do so if this was desired by the combined company and these persons were able to negotiate employment or consulting agreements in connection with the business combination. Additional disclosure has been added under the caption “Limited Payments to Insiders” in the “Prospectus Summary” on page 7 of the prospectus to disclose that such persons may receive payments following a business combination. Additional disclosure has also been added under the caption “Management – Conflicts of Interest” on page 52 of the prospectus.

Mr. John Reynolds

November 16, 2005

18.	Revise to clarify whether there is any limit on the amount of out-of-pocket expenses that may be reimbursed and who will determine the reasonableness of these expenses.

Disclosure has been added under the caption “Prospectus Summary – Limited payments to insiders” to indicate that there is no limit on the amount of expenses that may be reimbursed as long as such expenses are incurred by them in connection with actions taken on our behalf and to indicate that such reimbursement will be reviewed only by the Company’s board of directors or a court of competent jurisdiction if such reimbursement is challenged.

19.	Under “Distribution of proceeds held in trust to Class B stockholders...” and in an appropriate risk factor, please state the amount per share that public stockholders of your Series B units will receive if you are forced to liquidate before a business combination. In this regard, we note the disclosure on page 8 that holders of Series A units will bear all the costs of the offering, including underwriting discounts and commissions. We also note the disclosure in the table on page 61 which suggests that certain discounts and expense allowances will be deducted from the Series B units. Please advise and reconcile.

The requested disclosure has been added under the caption “Distribution of proceeds held in trust to Class B stockholders in the event of no business combination followed by our dissolution” on page 8 of the prospectus. The Company notes that such information is also disclosed in the risk factor captioned “If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share distribution received by Class B stockholders could be less than $5.05 per share” on page 13 of the prospectus. Although there is an underwriting discount and non-accountable expense allowance related to the Series B units and payable to the underwriters, the Company will receive sufficient net proceeds from the sale of the Series A units to pay these amounts and to place the full amount equal to the gross proceeds from the sale of Series B units into the trust fund. Accordingly, the purchasers of the Series A units will bear all expenses of this offering relating to the sale of the Series A and Series B units, including all underwriting discounts, commissions, and non-accountable expense allowances. The Company has added this disclosure under the caption “Underwriting – Commissions and Discounts” on page 64 of the prospectus.

Mr. John Reynolds

November 16, 2005

Summary Financial Data, page 9

20.	Please revise the fifth paragraph to indicate the approximate dollar amount converted if 19.99% of the 9,200,000 shares are converted under the conversion rights.

The fifth paragraph on page 10 of the prospectus has been revised to indicate that the approximate dollar amount converted if 19.99% of 9,200,000 shares are converted pursuant to the conversion rights would be $9,287,354.

Risk Factors, page 10.

21.	Revise risk factor six to update the information to the latest practicable date. Also to address the number and value of similar blank check companies that have filed with the Commission and have not completed their initial public offerings.

We have revised risk factor six to update the information therein to the latest practicable date.

22.	Please identify in risk factor seven the executive officers that will be personally liable to ensure the funds in trust are not reduced by vendor and other claims. Explain “severally.”

We have revised risk factor seven, and elsewhere as appropriate, to indicate that Matty Karp, Carmel Vernia, Dror Gad and David Silberg have agreed to be personally liable, under certain circumstances set forth in the prospectus, to ensure that the proceeds in the trust fund are not reduced by the claims, if any, of vendors or other certain other entities. We have further deleted the word “severally” from the disclosure. These executive officers will stand jointly behind the trust fund.

23.	In risk factor seven, we note your disclosure that you “will seek to have” third parties execute agreements to waive any right, title, interest or claim to offering proceeds held in trust. In your business section, please revise to elaborate on the factors you would consider when deciding to engage a third party that refuses to execute any of the noted agreements.

While the Company anticipates that the execution of an agreement pursuant to which a third party waives any right, title, interest or claim to the offering proceeds held in trust will be a condition to it negotiating a business combination, in certain circumstances the Company may

Mr. John Reynolds

November 16, 2005

consider negotiating with a party that will not execute such a waiver agreement. In determining whether to negotiate with a third party that refuses to execute such a waiver, the Company would weigh the risks of potential liability and amount of exposure to the trust fund against the attractiveness of a particular business opportunity. We have added disclosure under the caption “Proposed Business – Effecting a business combination - Selection of a target business and structuring of a business combination” on page 38 to indicate the foregoing.

24.	Please explain the disclosure in the tenth risk factor that “we expect Messrs. Matty Karp, Carmel Vernia, Dror Gad and David Silberg, our executive officers, to remain associated with us in senior management or advisory positions following a business combination.” Please provide detailed disclosure in the business section regarding this matter. State whether this may be a term of the business combination agreement. We may have further comment.

We have added disclosure under the caption “Proposed Business – Effecting a business combination –Limited ability to evaluate the target business’ management” to indicate that the above-mentioned individuals may remain with the Company in senior management or advisory positions following a business combination. We also note that this section already indicates that the future role of the Company’s officers and directors, if any, in the target business cannot presently be stated with any certainty. We note that the above-referenced section of the prospectus discloses that the Company’s executive officers would only be able to remain with the Company after the consummation of the business combination and that the personal and financial interests of such individuals to remain with the Company will not be the determining factor as to whether or not the Company will proceed with any potential business combination. Accordingly, we do not believe any further revisions to the disclosure are necessary.

25.	Reference is made to risk factor 12. Specifically disclose the contractual and fiduciary obligations that Lior Samuleson has to Mercator. You state that ‘they may have conflicts of interest in determining which entity a particular business opportunity should be presented.” Who is “they”? Also, why do you say they “may” have conflicts when it appears the named person “will” have conflicts given his prior obligations to Mercator? This fact should be fully discussed and highlighted. Finally, disclose in this risk factor Mercator’s specified target industry and the status of its search efforts to date.

Mr. John Reynolds

November 16, 2005

The Company has clarified the disclosure to indicate that Lior Samuelson, a senior advisor to the Company, has a conflict of interest due to his existing contractual and fiduciary obligations to Mercator Partners Acquisition Corp., and that the Company’s other officers and directors may have conflicts of interests as a result of their other business activities. We have further clarified the disclosure to indicate that Mercator Partners Acquisition Corp. may consummate a business combination with any target business and that, based on publicly available information, Mercator Partners Acquisition Corp. has not entered into a definitive agreement for a business combination.

26.	Expand the disclosure in risk factor 13 to also indicate the amount of common stock, Class W warrants and Class Z warrants owned by officers and directors.

We have added the number of shares of common stock, Class W warrants and Class Z warrants owned by our officers and directors to risk factor 13 as requested.

27.	You disclose in risk factor 23 that you believe each non-employee director is “independent.” You also disclose on page 52 that your directors may not be deemed “independent.” Please reconcile.

Each of the Company’s directors is also an executive officer of the Company. Because the Company does not have any non-employee directors, we have revised the above-referenced risk factor and disclosure accordingly.

28.	Please avoid the generic conclusion you reach in several of your risk factor narratives and subheadings that the risk could have an “adverse effect,” “material adverse effect” or “adversely affect” your business, financial condition, or results of operations. Instead, replace this language with specific disclosure of how your business, financial condition and operations would be affected See, for example, risk factors 19, 20, 27, 29, 31-33.

The Company has revised the risk factors to include more specific disclosure as requested.

29.	You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Many of your risk factors fit into this category and you should remove them. For example see risk

Mr. John Reynolds

November 16, 2005

factors 9, 10, 14 and 33 under this section. Please remove such risk factors and address those issues later in the prospectus or revise to cite a particular risk.

We have removed all risk factors that do not represent a material risk to investors in this offering, as requested.

Use of Proceeds, page 23

30.	You appear to have allocated proceeds not held in trust to due diligence in three separate line items: the first, the second and the fifth (reserves). Either this allocation is duplicative or the disclosure does not adequately discuss the specific due diligence undertakings contemplated. Please advise or revise.

The Company has revised the first line item under the caption “Use of net proceeds not held in trust” in the “Use of Proceeds” tables on page 24 of the prospectus to clarify the distinction between third party expenses related to a business combination (legal, accounting and other third party expenses) and the due diligence of a prospective target business, which is set forth in the second line item. The description of the fifth line item (reserves) has been revised to avoid the appearance of being duplicative. This disclosure is under the caption “Use of Proceeds” on page 24 of the prospectus.

31.	Please clarify in footnote 1 the amount of offering expenses already paid from the initial investment received from your existing shareholders.

The Company has updated the disclosure related to the offering expenses already paid from the initial investment received from its existing securityholders.

32.	In the use of proceeds table, use of net proceeds not held in trust, we note the line item of $250,000 for “[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination.” Please explain these expenses in more detail.

We have added disclosure on page 24 under the caption “Use of Proceeds” providing further detail as to legal, accounting and other expenses.

33.	Please revise to indicate that there is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than your board of directors.

Mr. John Reynolds

November 16, 2005

We have added disclosure to indicate that there is no limit on the amount of accountable out of pocket expenses reimbursable by us, which will be reviewed only by our board or a court of competent jurisdiction if such reimbursement is challenged on page 25 under the caption “Use of Proceeds”.

Dilution, page 25

34.	Revise to add a footnote to show the fully dilutive effect addressing the 4,950,000 warrants issued to the officers and directors for $0.05 per warrant.

Because the exercise price of the warrants ($5.00 per share), is in excess of the pro forma net tangible book value after this offering, the exercise of any warrants issued to officers and directors will not be dilutive. Moreover, the difference in the per share price of the common stock and the Class B common stock is immaterial to the dilution calculation. The Company believes that a separate presentation would be confusing as the dilution information is relevant to investors only if the business combination is complete and therefore only one class of common stock would be outstanding.

Proposed Business, page 30

35.	Under “The Israeli Companies Law,” specifically address how the Israeli Companies Law-1999 might impact or affect a proposed business combination with an Israeli company. Consider addressing this impact as a risk factor.

The acquisition of, or a merger with, an Israeli company would be subject to the receipt of all corporate and regulatory approvals provided for under the Israeli Companies Law just as it may require corporate and regulatory approvals provided for under the Delaware General Corporation Law. Accordingly, we do not believe any further disclosure is necessary as a risk factor. In addition, the Company believes

Mr. John Reynolds

November 16, 2005

that the disclosure under the caption “Proposed Business – The Israeli Companies Law” on page 36 is adequate to explain how the Israel Companies Law might impact a proposed business combination with an Israeli company.

36.	Under “Sources of target businesses,” provide the basis for your belief that there are numerous acquisition candidates in Israel for you to target.

We have added disclosure under the caption “Proposed Business – Effecting a business combination - Sources of target businesses” on page 38 of the prospectus indicating that the Company is basing its belief that there are numerous acquisition candidates for it to target in Israel on management’s collective experience in, and knowledge of, the Israeli market.

37.	Under “Limited ability to evaluate the target business’ management,” identify the current members of management that you expect to remain associated with the company. Explain “associated.” We note the disclosure that such persons may receive cash payments or shares for services following a business combination and that such payments would be negotiated at the time of negotiations for the business combination. Elaborate both here and in the Conflicts of Interest section on the probable conflict that will result as members of management negotiate both the terms of the business combination and the terms of payment for services to themselves.

The Company has added disclosure reflecting that Carmel Vernia, Matty Karp, Dror Gad and David Silberg may remain with the Company in senior management or advisory positions following a business combination. This disclosure has been added under the caption “Limited ability to evaluate the target business management” on page 41 and in the “Conflicts of Interest” section on page 52 as requested.

38.	Provide disclosure similar to that required by Item 101(g) of Regulation S-K.

The requested disclosure has been added under the caption “Enforceability of Certain Civil Liabilities and Agent for Service of Process in the United States”, which has been added on pages 36 and 37 of the prospectus.

Mr. John Reynolds

November 16, 2005

Conversion rights, page 39

39.	Your disclosure indicates that it is “anticipated” that “the funds to be distributed to Class B stockholders entitled to convert their Class B shares who elect conversion will be distributed promptly after completion of a business combination.” Explain why you anticipate that the funds will be distributed promptly and why you have not disclosed that funds will be distributed promptly. We may have further comment.

We have removed the words “It is anticipated” under the caption “Proposed Business – Effecting a business combination - Conversion rights” on page 42 of the prospectus to clarify that the funds to be distributed to Class B stockholders entitled to convert their Class B shares who elect conversion will be distributed promptly after completion of a business combination.

Distribution of trust fund to Class B stockholders if no business combination, page 39

40.	Your disclosure indicates that you “anticipate” that your “instruction to the trustee would be given promptly after the expiration of the applicable 15-month or 21 month period.” Explain why you “anticipate” that the instruction would be given promptly and why you have not disclosed that the instruction will be given promptly. We may have further comment.

We have revised the disclosure under the caption “Proposed Business – Effecting a business combination - Distribution of trust fund to Class B stockholders if no business combination” on page 42 of the prospectus to clarify that the instruction to the trustee will be given promptly after the expiration of the applicable 15 month or 21 month period.

Management, page 46

41.	Disclose the dates Mr. Karp served on the board of the various companies listed.

The requested disclosure has been added on page 49 of the prospectus.

Mr. John Reynolds

November 16, 2005

42.	Revise to indicate the “other Concord portfolio companies” where Mr. Karp served on the Board of Directors.

The reference to “other Concord portfolio companies” for which Mr. Karp served on the Board of Directors has been removed. Those companies are privately held companies and the Company believes that disclosure is neither required nor meaningful to investors.

43.	Discuss the “various investment activities” engaged in by Mr. Vernia since January 2005. Disclose the dates he served as COO and CEO of Verint Systems. Also clarify whether he held any position(s) from June 2002 through May 2003.

We have revised the disclosure on page 49 to clarify that Mr. Vernia has been managing his private investment portfolio since January 2005. We have also disclosed that Mr. Vernia served as the COO and CEO of Verint Systems from its inception in 1999 until April 2000. We have also clarified the disclosure on page 49 of the prospectus to indicate that Mr. Vernia did not hold any positions from June 2002 through May 2003 as a result of the mandatory cooling off period he was subject to following his service as Chief Scientist in the Government of Israel’s Ministry of Industry and Trade.

Mr. John Reynolds

November 16, 2005

44.	Discuss the business of Mercator Capital LLC under Mr. Silberg’s business description. Indicate the type of research Mercator Research provides to Mercator Capital and what Mercator Capital does with the same.

As more fully discussed in our response to comment 46, below, the Company does not believe that Mr. Silberg is an affiliate of Mercator Capital L.L.C. (“Mercator Capital”). Accordingly, the Company does not believe that it is necessary to describe the business of Mercator Capital in Mr. Silberg’s business description. Both Mr. Silberg, individually, and Mercator Research Ltd. (“Mercator Research”), an entity wholly-owned by Mr. Silberg, provide consulting and business development services to Mercator Capital in the Israeli market. Mercator Research researches potential business opportunities for Mercator Capital’s M&A advisory activities in Israel.

45.	Discuss the role that your senior advisors will serve, including any decision making or voting authority they have.

The senior advisors will have no decision making or voting authority in the Company. The Board of Directors expects, in its discretion, to consult with the senior advisors from time to time. This disclosure has been included on page 51 of the prospectus.

Certain Transactions, page 52

46.	We note from page 49 that in addition to Mr. Samuleson, other persons related to the company as officers, directors and existing shareholders are also related to Mercator. In this regard, we note that Mr. Silberg, an executive officer and director of the company, is also an affiliate of Mercator Capital and that Mercator Capital provides general and administrative services to Mercator. We also note that Mercator Capital was an initial shareholder of Mercator. We therefore believe that Mercator Capital is an affiliate of Mercator. We further note that Mercator Research, an entity that provides general and administrative services to the company, also provides research and other services to Mercator Capital and that Mercator Research and Mercator Capital both are affiliated with Mr. Silberg. We therefore believe that Mercator Research and Mercator Capital are affiliates of each other.

Mr. John Reynolds

November 16, 2005

Mr. Silberg provides consulting services to Mercator Capital, both individually and through Mercator Research, an entity wholly-owned by Mr. Silberg. However, Mr. Silberg is not an officer, director or securtityholder of Mercator Capital. Moreover, Mercator Research does not control Mercator Capital, Mercator Capital does not control Mercator Research, and Mercator Capital and Mercator Research are not under common control with each other. Accordingly, Mr. Silberg and Mercator Research are not affiliates of Mercator Capital and the disclosure in the prospectus indicating that Mr. Silberg is an affiliate of Mercator Capital has been removed from the prospectus.

In addition, while the Company agrees with the staff that Mercator Capital and Mercator Partners Acquisition Corp. (“Mercator”) are affiliates of each other because those entities are under common control with each other, the Company does not believe that the affiliation between Mercator Capital and Mercator is required to be disclosed in the prospectus because none of the Company’s officers, directors or affiliates is an officer, director or affiliate of Mercator Capital. The affiliation between Mr. Silberg and Mercator Research has been fully disclosed.

We request that these related transactions, affiliations and overlapping relationships be clarified and highlighted throughout the prospectus. In doing so, we request that you disclose the exact nature and value of the services rendered by Mercator Capital to Mercator. We also request that you disclose the exact nature and value of the research and other services rendered by Mercator Research to Mercator Capital and that you disclose whether these services were rendered for the benefit of Mercator. Please also advise whether the research provided or the services rendered by Mercator Research are the same services to be provided to the company.

The Company is neither controlled by, nor is it under common control with, either Mercator Capital or Mercator. Accordingly, the Company is not affiliated with either of those entities. The Company does not have any information regarding the nature and value of the services rendered by Mercator Capital to Mercator, other than what is reported in Mercator’s public filings. According to Mercator’s public filings, it pays Mercator Capital a monthly fee of $7,500 for general and administrative services including office space, utilities and administrative support.

The services that will be rendered to the Company by Mercator Research are also administrative services, such as making available office space available and providing such office and administrative services as the Company may require from time to time. The services provided by Mercator Research to Mercator Capital consist of consulting services relating to

Mr. John Reynolds

November 16, 2005

business development in Israel. In particular, Mercator Research researches potential business opportunities for Mercator Capital’s M&A advisory activities in Israel. None of the services rendered by Mercator Research to Mercator Capital are for the benefit of Mercator. In addition, as explained in the first part of this response, the Company does not believe that Mercator Research and Mercator Capital are affiliates.

Given these relationships, we further request that you provide us with a supplemental analysis addressing whether Mercator and the company are affiliated and the potential conflicts this creates as you both search for target businesses. We also ask that you affirmatively disclose whether any prior, current or ongoing target information or industry research might in any way be provided to the company by Mercator, its affiliates, Mercator Capital, or Mercator Research. We may have further comment.

As discussed in the first part of this response, the Company and Mercator are not affiliates. Moreover, as described in the prospectus under the caption “Prospectus Summary – Limited payments to insiders”, no fee or other cash payments will be paid to our securityholders, including our officers, directors or their affiliates, prior to or for any services they render in order to effectuate the consummation of a business combination (other than the $7,500 fee to Mercator Research for office space and related services and reimbursement of out of pocket expenses). Information regarding any potential conflicts between the Company and Mercator as a result of the affiliations of certain of our senior advisors and warrantholders, is disclosed under “Management – Prior and Present Involvement of Senior Advisors and Warrantholders of Blank Check Companies.” No current or ongoing target information or industry research will in any way be provided to the Company by Mercator, Mercator Capital or Mercator Research. David Silberg, the sole owner of Mercator Research will, in his individual capacity, assist the Company in its search for a target business after the closing of this offering in accordance with his fiduciary duties as an officer and director of the Company.

47.	We note your statement that your directors may purchase units in the offering, units in the open market and may purchase Class B common stock in the open market. We also note your statement that “these individuals may not have the same interests as other Class B common stockholders.” Indicate how these individuals may not have the same interests as other Class B common stockholders.

Because the Company’s directors purchased warrants to purchase the Company’s common stock prior to the public offering, they may have a greater incentive than an investor

Mr. John Reynolds

November 16, 2005

who holds only the Company’s Class B common stock to vote in favor of a proposed business combination. This greater incentive to approve a business combination stems from the fact that the Company’s directors would stand to lose their initial investment if a business combination were not effected during the designated time period, while an investor who owns only the Class B common stock would be entitled to recover his, her or its entire investment in the event no business combination was effected. We have added disclosure explaining this conflict of interest on page 52 of the prospectus.

48.	Under “Prior and Present Involvement of Senior Advisors...,” please disclose the reasons Source Media sold substantially all of its assets in 2002 and terminated its operations.

As noted on page 52 of the prospectus, Mr. Rhodric C. Hackman, one of the Company’s warrantholders, served on the Board of Directors of Source Media, Inc. until April 1997, at which time he resigned. Neither Mr. Hackman, nor any of our other warrantholders or Senior Advisors, knows the reasons that Source Media sold substantially all of its assets in 2002 and effectively terminated its operations.

Underwriting, page 59

49.	Tell us whether the representative or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

Neither HCFP/Brenner Securities LLC (“Brenner”) nor any other member of the underwriting syndicate will engage in any electronic offer, sale or distribution of the securities sold in this offering. The Company undertakes to provide the Staff with the requested information if Brenner or any member of the underwriting syndicate engages in electronic offers, sales or distributions under the registration statement after the date hereof and will add the appropriate disclosure to the registration statement, if applicable.

Mr. John Reynolds

November 16, 2005

50.	Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Neither Brenner nor any other underwriter has any arrangements with third parties to host or access the preliminary prospectus on the Internet. If the Company or the underwriters subsequently enter into any such arrangements, the Company will promptly supplement its response.

51.	If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Neither the Company nor the underwriters intend to engage in a directed share program in connection with this offering. The Company undertakes to provide the Staff with the requested information should it decide to enter into a directed share program, and will make the required disclosures in the registration statement.

52.	In your underwriting agreement you agree to reimburse the HCFP/Brenner representative to the board for reasonable out of pocket expenses in connection with its attendance at board meetings. Please disclose this information here and elsewhere, as appropriate.

The Company has added the requested disclosure under the caption “Underwriting – Other Terms” on page 66 of the prospectus.

Mr. John Reynolds

November 16, 2005

53.	Please advise when the distribution will terminate.

The distribution will terminate when all of the units are sold, all of the stabilization transactions have ended, and all penalty bids have been reclaimed or withdrawn. This disclosure has been added under the option “Underwriting – Regulating Restrictions on Purchase of Securities” on page 65 of the prospectus.

Where you can find additional information, page 63

54.	Please revise to include the information required by Item 101(e) of Regulation S-K regarding reports to security holders.

Disclosure indicating that simultaneously with the effectiveness of the registration statement for this offering the Company intends to register its common stock under the provisions of Section 12(g) of the Exchange Act and that it will file with the Securities and Exchange Commission annual reports, quarterly reports and such other reports as it may deem appropriate or as may be required by law has been added on page 66 under the caption “Reports to Securityholders”.

Financial Statements

Note 5 – Commitment, F-9

55.	Please disclose in the footnotes to the financial statements the following commitments and contingencies which are disclosed in other portions of the document:

•	The commitment to pay fees of 6% of the gross offering proceeds as an underwriting discount and 1% of the gross offering proceeds for non-accountable expenses to HCFP/Brenner Securities at the closing of the offering as disclosed on page 23.

•	The fee that will be payable to HCFP/Brenner Securities at the closing of your business combination as disclosed on page 37.

•	The warrant solicitation fee that may become payable to HCFP/Brenner Securities as disclosed on page 62.

Mr. John Reynolds

November 16, 2005

The Company has updated the disclosure in Note 5 to its financial statements related to the Company’s significant obligations included in the underwriting agreement with Brenner.

Note 7 - Warrants and Option to Purchase Common Stock, F-9.

56.	We noted you issued warrants for $247,500. Please cite the specific authoritative literature you used to support your accounting treatment regarding your initial balance sheet classification. In your response, provide a narrative discussion addressing the applicability of SFAS 133, specifically paragraphs six to nine, and EITF 00-19. Please revise to disclose the material terms of the warrants; state whether the warrants may be exercised or settled in registered or unregistered shares; discuss the settlement methods (for example, net share settlement or net cash settlement, etc.) and its likely future effect on your financial condition and results of operations.

The Company has provided additional disclosure related to the terms of the Class W warrants and Class Z warrants (collectively, the “Warrants”) issued to its initial securityholders in Note 7 to its financial statements.

Supplementally, paragraph 11 of FAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, (“FAS 133”) states “Notwithstanding the conditions of paragraphs 6–10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement”. Paragraph 11 subsection (a) then continues that “Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position” shall not be considered to be derivative instruments for purposes of FAS 133.

EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”) applies to freestanding derivatives (both those that do and do not meet FAS 133’s definition of a derivative) that are indexed to a company’s stock. EITF 00-19 includes a list of specific criteria that a derivative indexed to a company’s own stock must meet in order to be classified in stockholders’ equity. In accordance with paragraph 8 of EITF 00-19, contracts that (a) require physical settlement; (b) require net share settlement; or (c) give the company a choice between net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-33 of EITF 00-19 have been met, should initially be recorded at fair value in permanent equity, and subsequent changes in fair value should not be recognized. Physical settlement is defined in paragraph 1 of EITF 00-19 as “the party designated in the contract as the buyer delivers the full stated amount of cash to the seller, and the seller delivers the full stated number of shares to the buyer.”

Mr. John Reynolds

November 16, 2005

As described in Note 7 to the Company’s financial statements and elsewhere in the Registration Statement, the Class W warrants and Class Z warrants sold and issued to the Company’s initial securityholders will not become exercisable until the later of: (a) the completion of a business combination and (b) one year from the consummation of the proposed offering, and will expire five and seven years, respectively, from the date of the proposed offering.

The provisions of the Company’s Warrants issued to its initial securityholders provide that the Class W warrants and Class Z warrants may only be exercised by the holder for cash on or prior to their respective expiration dates in exchange for one share of the Company’s common stock. The holders of the Company’s Warrants do not have any rights to put and redeem the Warrants back to the Company. Under certain circumstances described in Note 7 to the Company’s financial statements and elsewhere in the Registration Statement, the Company has the right to call and redeem the Warrants at a price of $0.05 per Warrant at any time after the Warrants become exercisable. However, the Warrants issued to the Company’s initial securityholders shall not be redeemable by the Company as long as such Warrants continue to be held by such initial securityholders.

Accordingly, since the Warrants may only be exercised by the holder with cash in exchange of shares of the Company’s common stock, the Company believes the requirement of EITF 00-19 requiring contracts that require physical settlement to be classified in stockholder’s equity to be applicable. The Company has relied on this guidance to support the classification as equity of the value of the Warrants sold and issued to the initial securityholders.

Finally, as noted above, the Warrants are not considered derivatives pursuant to FAS 133 since they have been classified in stockholder’s equity and provide for settlement in shares of the Company’s common stock.

57.	We note that the underwriter will be issued a UPO for 25,000 Series A units and/or 230,000 Series B units. Please revise your disclosure of the UPO to include a discussion of the significant terms and conditions required for the underwriter to receive both the Series A and. Series B units as part of the option versus Series A or Series B units.

The Company has added additional disclosure in Note 7 to its financial statements related to the UPO.

Mr. John Reynolds

November 16, 2005

Supplementally, at the closing of the proposed offering, the Company will sell and issue to Brenner, for $100, the UPO to purchase up to an aggregate of 25,000 Series A units and/or 230,000 Series B units. The 25,000 Series A units and 230,000 Series B units underlying the UPO will be exercisable in whole or in part, solely at Brenner’s discretion, commencing on the later of (i) one year from the proposed offering and (ii) the consummation of a business combination and expiring on the five-year anniversary of the proposed offering at an initial exercise price of $17.325 per Series A unit and $16.665 per Series B unit. At its sole discretion, Brenner may choose to exercise the Series A units and/or Series B units underlying the UPO, and subsequently the Warrants underlying the Series A units and Series B units, in whatever quantities and proportion it elects, up to the aggregate amounts issued. However, there are no requirements for Brenner to exercise the UPO in any amounts. There are no other significant terms or conditions required for Brenner to receive the Series A units and Series B units underlying the UPO.

Other

58.	Please provide a currently dated consent in any amendment to the registration statement.

We will include a currently dated consent in any amendment to the registration statement.

Part II

Recent Sales of Unregistered Securities, page II-4

59.	Revise to indicate the facts relied upon to make the Section 4(2) exemption available for the noted transaction. We may have further comment.

The securities were issued in reliance upon the exemptions from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). The issuances did not involve any public offering; the Company made no solicitation in connection with the issuances other than communications with the investors; four of the seven investors are our executive officers; and the Company obtained representations from each the investors that (i) he is acquiring the securities for his own account and has no present intention of selling or otherwise disposing of the securities in violation of the securities laws of the United States; (ii) he is an accredited investor as defined by Rule 501 of Regulation D promulgated under the Act; and (iii) he is familiar with the proposed business, management and affairs of the company. We have added this disclosure under the heading “Recent Sales of Unregistered Securities.” on page II-4 of the registration statement.

Mr. John Reynolds

November 16, 2005

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Brad Shiffman
Brad L. Shiffman

Mr. John Reynolds

November 16, 2005

Schedule A

The following is a list of blank check offerings in which an officer, director, affiliate, underwriter or attorney of the registrant have been involved:

Name of Company	Form S-1 File Number	Date of Effectiveness	Status of Offering	Amount in Escrow
Trinity Partners Acquisition Company Inc.	333-115319	July 29, 2004	Seeking Shareholder Approval of Business Combination	$7,642,601
Mercator Partners Acquisition Corp.	333-122303	April 11, 2005	Searching for Acquisition Candidate	$53,429,000
Juniper Partners Acquisition Corp.	333-123050	July 13, 2005	Searching for Acquisition Candidate	$14,518,750
Chardan North China Acquisition Corporation	333-125016	August 2, 2005	Searching for Acquisition Candidate	$29,835,000
Chardan South China Acquisition Corporation	333-125018	August 2, 2005	Searching for Acquisition Candidate	$29,835,000
Confluence Acquisition Partners I, Inc.	333-126467	N/A	Currently in Registration	N/A
Global Services Partners Acquisition Corp.	333-128350	N/A	Currently in Registration	N/A
Israel Growth Partners Acquisition Corp.	333-128355	N/A	Currently in Registration	N/A
Good Harbor Partners Acquisition Corp.	333-128351	N/A	Currently in Registration	N/A

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